Exhibit 21.1

Company Name	State of Incorporation/ Organization	Country of Incorporation/ Organization
Sagent Pharmaceuticals, Inc.	Wyoming	United States of America
Sagent International LLC		Cayman Islands
Sagent (China) Pharmaceuticals Co. Ltd.		China
Omega Laboratories Limited		Canada
7685947 Canada, Inc.		Canada
Sagent Acquisition Corp.		Canada